SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of July, 2006
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  Definitive Agreement to Acquire
                                WL Ross & Co LLC
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
For Immediate Release
Contact:       Bill Hensel, Director of Media Relations, AMVESCAP
Phone:         404-479-2886
Contact:       Tim Metz, on behalf of WL Ross & Co.
Phone:         212-752-1044


                    AMVESCAP PLC to Acquire WL Ross & Co. LLC
         Financial Restructuring Leader Joins Global Investment Manager


London -- July 24, 2006 -- AMVESCAP PLC today announced it has signed a definitive agreement to acquire WL Ross & Co. LLC. Based in New York, WL Ross & Co. is one of the investment industry's leading financial restructuring groups and currently manages more than $3.5 billion in assets for institutional investors in the U.S., Europe and Asia. The initial purchase price for the business is $100 million, to be paid upon closing of the transaction; in addition, the agreement calls for five annual earn-out cash payments, each capped at $55 million. Details of the transaction are described below.

"The addition of WL Ross & Co. significantly expands the range of sophisticated investments for AMVESCAP's global clients," said Martin L. Flanagan, president and chief executive officer of AMVESCAP. "Wilbur Ross is the recognized leader in financial restructuring, and we are very excited that such a distinguished investor and his experienced team are joining AMVESCAP. With his leadership of the company's direct private equity business, AMVESCAP will be uniquely positioned to deliver alternative investment strategies that provide innovative and enduring investment solutions for our clients."

WL Ross & Co. was formed in April 2000 by Wilbur Ross, Jr. as an independent organization dedicated to private investments and fund management for institutional investors and family offices across the globe. The company has sponsored alternative investments including private equity funds, co-investment vehicles and hedge funds in the steel, textile, coal, automotive and financial services industries in the U.S., U.K., France, China, Japan and Korea.

"AMVESCAP is an investment industry leader, and with its established culture of strong, separate investment groups, is an excellent strategic fit for me and my experienced team," said Mr. Ross. "Gaining access to AMVESCAP's broad range of capabilities from investment expertise to global presence will help expand the industries and geographies in which we invest, and the firm's strong marketing team will broaden our access to capital. I and the rest of our team are enthusiastic about the long-term prospects of this new relationship."

Upon completion of the acquisition, expected in the fourth quarter of 2006, AMVESCAP's direct private equity business, INVESCO Private Capital, will be combined into WL Ross & Co. and managed by Mr. Ross.

"The combination of Wilbur Ross and his team of seasoned investment professionals with our established direct private equity business brings together organizations with extensive global experience and creates compelling new opportunities for clients of both firms," said John Rogers, head of AMVESCAP's worldwide institutional business. "An increasing use of absolute return strategies by investors has resulted in a growing demand for private equity. The Ross team provides additional expertise that will expand the range of our private equity offerings."

De Guardiola Advisors and Goldman Sachs acted as financial advisors to AMVESCAP in this transaction.

Transaction Summary

o        The purchase price may be up to $375 million, as follows:
o        $100 million purchase price paid in cash at the closing date;
o Five annual earn-out cash payments to seller, each capped at $55 million, based on the size and number of future fund launches. The first annual earn-out payment has a set minimum value of $30 million.
o The transaction is expected to be immediately accretive to AMVESCAP's earnings per share. o AMVESCAP will finance the transaction using existing cash and borrowings under its credit facility.

AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM, AIM Trimark, INVESCO, Invesco Perpetual and Atlantic Trust brands, AMVESCAP strives to deliver outstanding products and services through a comprehensive array of enduring investment solutions for our retail, institutional and private wealth management clients around the world. The company is listed on the London, New York and Toronto stock exchanges under the symbol "AVZ." Additional information is available at www.amvescap.com.

                                                                  ###
This release may include statements that constitute "forward-looking statements" under the United States securities laws. Forward-looking statements include information concerning possible or assumed future results of our operations, earnings, liquidity, cash flow and capital expenditures, industry or market conditions, assets under management, acquisition activities and the effect of completed acquisitions, debt levels and the ability to obtain additional financing or make payments on our debt, regulatory developments, demand for and pricing of our products and other aspects of our business or general economic conditions. In addition, when used in this report, words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "projects" and future or conditional verbs such as "will," "may," "could," "should" and "would," or any other statement that necessarily depends on future events, are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. We caution investors not to rely unduly on any forward-looking statements. In connection with any forward-looking statements, you should carefully consider the areas of risk described in our most recent annual report on Form 20-F, as filed with the United States Securities and Exchange Commission (SEC). You may obtain these reports from the SEC Web site at www.sec.gov.


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A conference call to discuss this transaction will be held
Monday July 24 at 10:00 a.m. EDT/15:00 BST and will feature:

Martin L. Flanagan - President and CEO, AMVESCAP PLC
Wilbur Ross - Chairman, WL Ross & Co.
John Rogers - head of Worldwide Institutional, AMVESCAP PLC
Loren Starr - Chief Financial Officer, AMVESCAP PLC


                           To access the call in the:

                          U.S. and Canada: 888-455-2053
                         International: +1-517-268-4676
                               Pass Code: AMVESCAP


To access a replay of the call (beginning at approximately 11:00 EDT) in the:

                          U.S. and Canada: 888-562-6892
                         International: +1-402-220-6538

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
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                                                (Registrant)



Date  24 July, 2006                   By   /s/  Michael S. Perman
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                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary